Caterpillar Inc.
510 Lake Cook Rd
Deerfield, IL 60015

May 5, 2021

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Notice of disclosure filed in Caterpillar Inc.’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 under Section 13(r) of the Securities Exchange Act of 1934.

Ladies and Gentlemen:

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Caterpillar Inc. has included a disclosure involving limited and lawful dealings with the Federal Security Service of Russia in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, which was filed with the U.S. Securities and Exchange Commission on May 5, 2021.

Sincerely,

__/s/ Suzette M. Long_________________
Suzette M. Long
Chief Legal Officer and General Counsel